Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-141345 on Form N-1A of our report dated July 30, 2008, relating to the financial statements and financial highlights of Stone Harbor Investment Funds, which consist of the Stone Harbor Emerging Markets Debt Fund and the Stone Harbor High Yield Bond Fund, appearing in the Annual Report on Form N-CSR of Stone Harbor Investment Funds for the period from August 16, 2007 (commencement of operations) through May 31, 2008, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

September 29, 2008